UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
SPECIALIZED DISCLOSURE REPORT
Wabash National Corporation
(Exact name of the registrant as specified in its charter)

Delaware	001-10883	52-1375208
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3900 McCarty Lane, Lafayette, Indiana	47905
(Address of principal executive offices)	(Zip code)

Patrick Keslin
Senior Vice President and Chief Financial Officer
765-771-5310
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.
☐ Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended _____________.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Minerals Disclosure
A copy of Wabash National Corporation’s Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available on the Company’s website at ir.onewabash.com/financials/sec-filings.
The references to Wabash National Corporation’s website included in this Form SD and its exhibits are provided for convenience only, and its contents are not incorporated by reference into this Form SD and Conflict Minerals Report, nor deemed filed with the U.S. Securities and Exchange Commission.
Item 1.02 Exhibit
As specified in this Form SD, Wabash National Corporation is hereby filing its Conflict Minerals Report as Exhibit 1.01.
Section 2 – Resource Extraction Issuer Disclosure
Item 2.01 Resource Extraction Issuer Disclosure and Report
Not applicable.
Section 3 – Exhibits
Item 3.01 Exhibits
The following exhibit is filed as part of this report.

EXHIBIT INDEX
Exhibit No.	Description
1.01	Conflict Minerals Report of Wabash National Corporation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

WABASH NATIONAL CORPORATION

Date:	May 28, 2025	By:	/s/ Patrick Keslin
Patrick Keslin
Senior Vice President and Chief Financial Officer